SETTLEMENT AGREEMENT
                              --------------------

         This Settlement Agreement is hereby executed by and between Victor Corral (Plaintiff) and BEVsystems International, Inc. (Defendant), effective the date of execution contained herein.

Whereas the parties have agreed to settle their disputes without further litigation.

I.       The parties hereby agree to exchange the following consideration:

         1- The Defendant will pay Plaintiff the total sum of $125,370.58 as satisfaction for any and all wages, wage claims, claims for benefits, demands, damages, costs, fees or severance due or that may become due(The Consideration).

         2- The Defendant will issue the Plaintiff 50,000 shares of unrestricted S-8 stock in its company upon execution of this agreement and 50,000 shares of unrestricted S-8 stock in its company each 30 days thereafter until Plaintiff receives 200,000 shares. Defendant agrees that the Plaintiff's designee only, shall place and sell said shares, with any net proceeds being applied to and deducted from any remaining balance of the Consideration. After the 200,000 shares are issued and sold, if there is any remaining balance the Defendant will pay such balance by making a payment of $5,000 on November 1st 2003 and further payments of $5,000 on the first day of each successive month thereafter until the Consideration is fully paid.


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         3-       The Plaintiff will immediately cease all demand, collection, litigation or levy activities: However, if Defendant breaches any provision of this Settlement Agreement including but not limited to any default in the payments of the Consideration then Plaintiff at his sole option shall have the right to terminate this Agreement and to seek satisfaction through a Court of Competent Jurisdiction.

         4- The Plaintiff will execute a Release that will upon full payment of the Consideration stipulate that all claims against the Defendant are satisfied, including as against any individual principal, subsidiary, parent or subdivision of the Defendant.

         5- The parties acknowledge that the Consideration constitutes full and final payment, settlement and satisfaction of all claims, invoices, debts, bills, statements and fees which were, are or may have been due arising out of Plaintiff's claims and Complaint, and that said payments and consideration do not constitute any admission of guilt, liability or responsibility whatsoever, except satisfaction of judgments that are in the public record.

         6- Entire Agreement. This Agreement embodies and constitutes the entire understanding between Plaintiff and Defendant with respect to the transactions contemplated in this Agreement, and all prior or contemporaneous agreements, understanding, representations and statements, oral or written, are merged into this Agreement.


Victor Corral                            BEVsystems International Inc.


/s/ Victor Corral                        /s/ Bob Tatum
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In his Individual Capacity and           By its C.E.O G. Robert Tatum III
For any relevant corporate capacity.


Date:        7/8/03                      Date:     6/24/03
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